Exhibit 99.5

ZenaTech Reports Over 27% Organic Growth Across Existing Drone as a Service Operations and Estimates Q3, 2026 Total Revenue in Range of C$13.4 Million to C$14.8 Million

Vancouver, British Columbia, (October 13, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces organic revenue growth averaging 27.1% in 2026 across its DaaS operations. The metric measures organic revenue growth generated within the approximately 20 primarily U.S. DaaS locations added in 2025 and does not include acquisitions completed in 2026. Some of these individual DaaS locations generated organic growth of over 40% during the period.

ZenaTech also estimates that total revenue for the third quarter of 2026 will be between C$13.4 million and C$14.8 million (US$9.5 million to US$10.5 million), compared to reported second quarter revenue of C$9.3 million (approximately US$6.6 million). DaaS segment revenue was approximately 93% of total revenue in second quarter of 2026. These figures are preliminary and unaudited and final revenue may differ from estimated amounts.

“Over 27% organic growth across the locations we acquired in 2025 shows the Drone as a Service model working as designed: we acquire established survey and inspection businesses, introduce drones and AI into their workflow, and see the results in their revenue,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are executing quickly, and each new location strengthens the AI autonomy platform we are building across the network. Drone-based land survey and inspection is a differentiated offering in a traditional industry; our marketing investments are building brand awareness and name recognition, and our acquisition strategy deliberately focuses on regions where geographic growth and economic development are driving construction and business growth, and with it the demand for DaaS. We believe this combination positions ZenaTech for sustained growth.”

For context, IBISWorld estimates the U.S. Surveying & Mapping Services industry has grown at a compound annual rate of 1.3% between 2021 and 2026. The Company’s 27.1% average organic growth is more than 20 times that industry growth rate.

Management attributes the organic growth to a combination of operational and commercial drivers. Operationally, ZenaTech integrates drones and AI into each location’s workflow, speeding up fieldwork and data delivery and automating more of the process, which allows locations to take on more work with their existing teams. It also trains existing land surveyors to become drone pilots, expanding capacity while lowering labor costs. Commercially, ZenaTech’s marketing investments are building name recognition for its DaaS brand and sales leads, and the Company is introducing packaged services tailored to fast-growing segments, including surveying for AI data center construction and services for large residential homebuilders.

ZenaTech’s Drone as a Service model is similar to Software as a Service (SaaS), but instead of delivering software through a subscription, it delivers turnkey drone-powered services and data on a recurring subscription or usage basis. The platform provides business and government customers with drone services using its vertically integrated ZenaDrone drones, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions, eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, under-digitized service businesses, ZenaTech is building a scalable global Drone as a Service network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company continues to expand its geographic footprint, service offerings, and drone capabilities to drive long-term growth.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and its needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company's Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC's website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.